FOR IMMEDIATE RELEASE

Thomson Reuters Obtains Court Approval for Unification of Dual Listed Company Structure
Closing and settlement information provided for shareholders

NEW YORK, NY, August 25, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced that it has obtained UK court approval to unify its dual listed company (DLC) structure.  Thomson Reuters shareholders overwhelmingly approved the unification earlier this month, and there are no additional approvals required for closing.

The last day of trading in Thomson Reuters PLC ordinary shares on the London Stock Exchange and American Depositary Shares (ADSs) on Nasdaq will be on September 9, 2009 and the unification will close on September 10, 2009. Thomson Reuters Corporation common shares will continue to trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “TRI”.

Type of Shareholder	Unification Consideration
Thomson Reuters PLC ordinary shareholders
Each ordinary share will be exchanged for one Thomson Reuters Corporation common share.

To facilitate the holding of shares in the UK through CREST (the UK electronic settlement system), Thomson Reuters PLC shareholders will receive Depository Interests (DIs). DIs represent entitlements to common shares and have the same voting and economic interests as common shares.  However, DIs are not traded on the TSX or NYSE.

Thomson Reuters PLC ADS holders	Each ADS will be exchanged for six Thomson Reuters Corporation common shares.
Thomson Reuters Corporation common shareholders	No change to existing shares.

Effective September 10, 2009, former Thomson Reuters PLC shareholders who receive DIs will be able to convert their DIs into common shares by contacting Computershare in Canada and the United States by phone at 1.877.624.5999 or by e-mail at globaltransactionteam@computershare.com, and in the United Kingdom and elsewhere outside of Canada/United States by phone at 44.870.702.0003, ext. 1075, or by e-mail at allukglobaltransactionteam@computershare.co.uk. Thomson Reuters will pay all applicable conversion fees between September 10, 2009 and December 10, 2009. Additional information about the DIs is available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters expects settlement of newly-issued common shares and DIs to occur on or about September 14, 2009.

Thomson Reuters Obtains Court Approval

Holders of Thomson Reuters shares as of August 21, 2009 are entitled to receive a dividend of US$0.28 per share on September 15, 2009. Due to the timing of the closing of the unification, Thomson Reuters PLC shareholders who previously enrolled in the company’s dividend reinvestment plan (DRIP) will receive this dividend in cash. Enrollment information for the Thomson Reuters Corporation DRIP is available in the “Investor Relations” section of www.thomsonreuters.com.

A more detailed expected timetable of key dates related to the proposed unification is provided below.

Proposed DLC Unification
Expected Timetable of Key Events as of August 25, 2009

Deadline for settlement and registration of transfers in Thomson Reuters PLC shares for inclusion in the Scheme of Arrangement	1:00 p.m. (EDT) / 6:00 p.m. (BST) on Wednesday, September 9, 2009
Scheme record time	1:00 p.m. (EDT) / 6:00 p.m. (BST) on Wednesday, September 9, 2009
Last trading day for Thomson Reuters PLC ordinary shares on the London Stock Exchange and ADSs on Nasdaq	Wednesday, September 9, 2009
Effective date of Unification and the Scheme	Thursday, September 10, 2009
Settlement of newly-issued Thomson Reuters Corporation common shares and Depository Interests (DIs)	Monday, September 14, 2009
Payment date for US$0.28 per share dividend for holders of Thomson Reuters shares as of August 21, 2009	Tuesday, September 15, 2009

The CUSIP and ISIN numbers for Thomson Reuters Corporation common shares and DIs will be identical and are as follows:

	CUSIP Number	ISIN Number
Thomson Reuters Corporation Common Shares/DIs	884903 10 5	CA8849031056

Thomson Reuters Obtains Court Approval

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com